Exhibit 99.2

HybriU AI UniBox Solution

LICENSE AGREEMENT

This License Agreement (the “Agreement”), dated June 26, 2024 (the “Signing Date”), is entered into by and between:

Ambow Education Inc., with a mailing address at 10080 N. WOLFE RD. SUITE SW3 - 200CUPERTINO, CA 95014, USA, hereinafter referred to as the “Licensor”;

and

ININSPIRING FUTURES PTE. LTD., with a mailing address at 2 Jurong East Street 21 #04-75, IMM Building, Singapore 609601, hereinafter referred to as the “Licensee.”

WHEREAS, the Licensor owns all rights, title, and interest, in and to the HybriU AI UniBox solution (the “Solution”) as defined in the “Documentation and Software” section and in all exhibits attached to and made part of this Agreement; and

WHEREAS, The Licensee wishes to obtain an annual license for the HybriU AI UniBox solution within the “Territory” (as defined below) to manufacture and sell the Solution, subject to the terms and conditions outlined in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Definitions

●	“Documentation and Software” Refers to the Licensor’s software embedded in the HybriU AI Box, along with user manuals, instructions, technical documentation, and other related materials, whether in electronic or hard copy format. This includes the Solution (as described in Exhibit A) and its full functionality.

●	“Territory” means any area outside the United States.

●	“Updates” refer to any updates, bug fixes, patches, or other error corrections to the software that the Licensor generally makes available free of charge to licensees, as described in the “Documentation and Software.”

●	“USD” means the lawful currency of the United States of America.

2. License

(a) License Grant.

Subject to and conditioned upon the Licensee’s compliance with all terms and conditions of this Agreement, the Licensor grants the Licensee an annual license to produce and sell the HybriU AI UniBox Solution during the Term and within the Territory.

(b) Use Restrictions.

The Licensee shall not use the Solution for any purposes beyond the scope of the license granted in this Agreement. Without limiting the generality of the foregoing and except as expressly permitted in this Agreement, the Licensee shall not, directly or indirectly:

●	Use the Solution in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property or other rights of any person, or that violates any applicable law.

(c) Reservation of Rights.

The Licensor reserves all rights not expressly granted to the Licensee in this Agreement. Except for the limited rights and licenses expressly granted under this Agreement, nothing in this Agreement grants, by implication, waiver, estoppel, or otherwise, to the Licensee or any third party any intellectual property rights or other rights, title, or interest in or to the Solution.

(d) Delivery and Effective Date.

The Licensor shall commence the provision of the solution to the Licensee upon receipt of 20% of the total payment. The effective date of the annual license shall be the date on which all deliverables have been completed, and the Licensee has formally confirmed acceptance of the solution.

3. License Fee and Payment Method

(a) License Fee.

The Licensee shall pay an annual license fee of $1,300,000 USD to the Licensor. Payment will be made as follows:

●	20% ($260,000) by September 30, 2024.

●	30% ($390,000) by December 30, 2024.

●	20% ($260,000) by March 30, 2025.

●	30% ($390,000) by June 30, 2025.

(b) Payment Method.

All payments shall be made via ACH, wire transfer, or any other method agreed upon by both parties.

4. Confidential Information

During the Term, either party may disclose or make available to the other party information about its business affairs, products, confidential intellectual property, trade secrets, third-party confidential information, and other sensitive or proprietary information, whether in oral, written, electronic, or other form or media, and whether or not marked as “confidential” (collectively, “Confidential Information”). Confidential Information does not include information that:

●	(a) Is in the public domain at the time of disclosure;

●	(b) Is known to the receiving party at the time of disclosure;

●	(c) Is rightfully obtained by the receiving party on a non-confidential basis from a third party; or

●	(d) Is independently developed by the receiving party.

The receiving party shall not disclose the disclosing party’s Confidential Information to any person or entity, except to its employees who need to know the information to exercise rights or perform obligations under this Agreement. Notwithstanding the above, each party may disclose Confidential Information to the extent required:

●	(i) To comply with a court order or governmental body, provided that the disclosing party gives prior written notice to the other party and makes a reasonable effort to obtain a protective order.

●	(ii) To establish its rights under this Agreement, including making necessary court filings.

Upon expiration or termination of the Agreement, the receiving party shall promptly return or destroy all copies of the Confidential Information and certify in writing to the disclosing party that such destruction has occurred. Each party’s confidentiality obligations will remain effective until the Confidential Information is no longer considered confidential.

5. Term and Termination

(a) Term.

The initial term of this Agreement begins on the Effective Date and continues for one year unless terminated earlier.

(b) Termination.

Either party may terminate this Agreement with or without reason upon providing a written sixty (60) days’ notice.

6. Miscellaneous

(a) Entire Agreement.

This Agreement, along with any documents incorporated by reference and all related Exhibits, constitutes the complete and exclusive agreement between the parties regarding the subject matter herein, superseding all prior and contemporaneous understandings, agreements, representations, and warranties.

(b) Force Majeure.

Neither party shall be liable to the other or be considered in breach of this Agreement for any failure or delay in performing its obligations (except for payment obligations) if such failure or delay is caused by circumstances beyond its reasonable control, including but not limited to acts of God, floods, fires, earthquakes, explosions, war, terrorism, invasions, riots, civil unrest, strikes, labor stoppages or slowdowns, industrial disturbances, legal changes, or actions by governmental or public authorities, including embargoes.

(c) Amendment and Modification; Waiver.

No amendment or modification of this Agreement is valid unless made in writing and signed by an authorized representative of each party. No waiver of any provision is effective unless explicitly stated in writing and signed by the waiving party. Except as otherwise provided in this Agreement, no failure or delay in exercising any right, remedy, power, or privilege will operate as a waiver, nor will any single or partial exercise of any right, remedy, power, or privilege preclude any further exercise or the exercise of any other right, remedy, power, or privilege.

(d) Severability.

If any provision of this Agreement is deemed invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement or render it unenforceable in any other jurisdiction. The parties agree to negotiate in good faith to modify any such provision to reflect the original intent of the parties as closely as possible, so that the transactions contemplated herein may be consummated as originally planned to the fullest extent possible.

(e) Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

(f) Assignment.

The Licensee may not assign or transfer any of its rights or delegate any of its obligations under this Agreement, whether voluntarily, involuntarily, by operation of law, or otherwise, without the prior written consent of the Licensor. Any assignment, transfer, or delegation in violation of this section is null and void. No assignment, transfer, or delegation will relieve the assigning party of its obligations under this Agreement. This Agreement is binding upon and benefits the parties and their respective permitted successors and assigns.

(g) Governing Law; Submission to Jurisdiction.

This Agreement is governed by and construed in accordance with the laws of California.

(h) No Restriction.

Nothing in this Agreement restricts the Licensor’s right to acquire, license, develop, or have others develop similar technology that performs the same or similar functions as the technology contemplated by this Agreement, or to market and distribute such technology in addition to or instead of the Solution, anywhere in the world.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

Ambow Education Inc.

By:	Jin Huang

	/s/ Jin Huang	[Signature]	Date: June 26, 2024
CEO

IN INSPIRING FUTURES PTE. LTD.

By:	Daisy Wang

	/s/ Daisy Wang	[Signature]	Date: June 26, 2024
Director

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